Exhibit (a)(2)

ARTICLES OF AMENDMENT

OF

LIFETIME ACHIEVEMENT FUND, INC.

LIFETIME ACHIEVEMENT FUND, INC., a Maryland corporation (the “Corporation”), hereby certifies to the State Department of Assessments and Taxation of Maryland (the “SDAT”) that:

FIRST:  The Charter of the Corporation is hereby amended to effectuate a reverse stock split of the Corporation’s common stock, pursuant to which (i) the par value of the Corporation’s common stock shall be increased from $0.001 par value per share to $0.002 par value per share and (ii) each issued and outstanding share or fractional share of common stock as of the Effective Time (as hereinafter defined) shall be changed into and become 1/2 of one share of common stock and/or 1/2 of the fractional share of common stock.  In that regard, from and after the Effective Time, the first sentence of Article FIFTH, Paragraph (1) of the Charter is hereby deleted in its entirety and in lieu thereof the following is substituted:

“(1)   The total number of shares of stock of all classes which the Corporation shall have authority to issue is one billion (1,000,000,000), all of which shall be common stock (hereinafter “Common Stock”) having a par value of two-tenth of one cent (.002) per share and an aggregate par value of Two Million Dollars ($2,000,000.00).”

SECOND:  The following provisions shall apply in order to effectuate the reverse stock split described in Article FIRST above:

As of the Effective Time, each share and/or fractional share of common stock with a par value of $0.001 per share which was issued and outstanding immediately prior to the Effective Time shall automatically and without any action on part of the holder thereof be changed into 1/2 of one share of common stock and/or 1/2 of the fractional share of common stock each with a par value of $0.002 per share.

THIRD:  The amendments described above were approved by a majority of the entire Board of Directors of the Corporation.  The amendments are limited to changes expressly authorized by Section 2-309(e) of the Maryland General Corporation Law to be made without action by the stockholders of the Corporation.  The Corporation is registered as an open-end investment company under the Investment Company Act of 1940.

FOURTH:  These Articles of Amendment shall become effective at 12:01 a.m. on January 3, 2006 (the “Effective Time”).

IN WITNESS WHEREOF, the Corporation has caused these Articles of Amendment to be signed in its name and on its behalf by a President and attested to by its Secretary as of this 8th day of December, 2005; and its President acknowledges that these Articles of Amendment are the act of the Corporation, and he further acknowledges that, as to all matters or facts set forth herein which are required to be verified under oath, such matters and facts are true in all material respects to the best of his knowledge, information and belief, and that this statement is made under the penalties for perjury.

ATTEST:	LIFETIME ACHIEVEMENT FUND, INC.

/s/ Deborah Koch	By: /s/ Roland R. Manarin (SEAL) No Seal
Deborah Koch, Secretary	Roland R. Manarin, President

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